EX 99.1

FOR IMMEDIATE RELEASE
VELTI ANNOUNCES SECOND QUARTER 2011 RESULTS

Dublin, Ireland and San Francisco, CA - August 10, 2011- Velti plc (Nasdaq: VELT), the leading mobile marketing and advertising technology provider for brands, advertising agencies, mobile operators and media, announced its financial results for the second quarter ended June 30, 2011.
Financial Highlights

•	Revenue of $34.4 million, an increase of 57% from Q2 2010;

•	Adjusted EBITDA of $3.1 million; an increase of 205% from Q2 2010;

•	GAAP net loss of $25.1 million and EPS of $(0.47); and

•	Adjusted net loss of $2.0 million and adjusted EPS of $(0.04)
“We are again very pleased with our financial results in the second quarter, which further demonstrate our compelling customer value proposition and the strength of our SaaS offering” said Alex Moukas, Chief Executive Officer. “We are excited about the opportunity to continue to expand as the leading global provider of integrated, comprehensive mobile marketing and advertising technology.”

“During the second quarter, we continued to expand our existing customer relationships, acquire key new customers and invest heavily in our technology platform. In addition, among other notable achievements in the second quarter, we:

•	Launched our first mobile marketing ARPU growth and loyalty campaign ever for a major U.S. mobile carrier achieving participation by over one million consumers in the first 30 days;

•
Were selected as the mobile technology platform provider for the Subway restaurant chain, who will use the Velti platform worldwide, becoming one of the first global franchise organizations to consolidate on a single mobile platform;

•	Won new contracts from current or new brand customers including Chevrolet, Ford, Toyota, Hewlett Packard, Intel, McDonalds, DeBijenkorf, Nautilus, Clorox, Unilever, Sony and many others;

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Continued to successfully build out our product suite, introducing new modules to our mGage Platform, including among others, “5ml”, a revolutionary new product enabling simple, efficient creation of rich media enabled mobile ad units which utilize the mobile device's native functionality; and

•
Completed a follow-on offering of our common shares that resulted in net proceeds of approximately $136 million, which provides us meaningful capital to continue to build our business both organically as well as through strategic acquisitions.

“In summary, we are delighted with the financial and operational progress we achieved during the second quarter, and continue to execute on the opportunities that the high growth mobile marketing and advertising industry affords us.”
Revenue and Business Growth
For the second quarter ended June 30, 2011, Velti reported revenue of $34.4 million, compared with $21.9 million in the second quarter ended June 30, 2010. On a GAAP basis, net loss for the quarter ended June 30, 2011 was $25.1 million, or $(0.47) per share, compared with a net loss of $6.4 million, or $0.17 per share, for the quarter ended June 30, 2010. On a non-GAAP basis, adjusted net loss for the quarter ended June 30, 2011 was $2.0 million, or $(0.04) per share compared with an adjusted net loss of $3.4 million, or $(0.09) per share for the quarter ended June 30, 2010. Adjusted EBITDA for the quarter ended June 30, 2011 was $3.1 million, compared with $1.0 million for quarter ended June 30, 2010.
Velti's goal is to continue to be the foremost mobile marketing technology company and offer the most widely adopted SaaS platform for mobile marketing and advertising. Since 2009, the Company has focused its technology acquisition and development, deployment, and sales efforts on making its platform, Velti mGage, a standard for planning, delivering, analyzing and optimizing end-to-end mobile marketing campaigns around the world.

Use of Non-GAAP Measures
This press release includes non-GAAP financial measures such as adjusted EBITDA, adjusted net income and adjusted earnings per share. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures are detailed in the table below.
Our non-GAAP measures should be read in conjunction with the corresponding GAAP measures. These non-GAAP financial measures have limitations as an analytical tool and you should not consider them in isolation from, or as a substitute for, analysis of our results as reported in accordance with GAAP.
We define adjusted EBITDA as net income (loss) before provision for income taxes, net interest expense, gains or losses from our equity method investments, foreign exchange gains and losses, depreciation and amortization, share-based compensation expense, acquisition related and non-recurring expenses. Adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.
We define adjusted net income (loss) by excluding one-time losses from equity method investments and acquisition-related depreciation and amortization, in addition to the items excluded from adjusted EBITDA.
Adjusted income (loss) per share is adjusted net income (loss) divided by diluted shares outstanding.
We believe these non-GAAP financial measures are useful to management, investors and other users of our financial statements in evaluating our operating performance because this financial measure is an additional tool to compare business performance across companies and across periods. We believe that:

•
these non-GAAP financial measures are often used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization and foreign exchange gains and losses, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•
investors commonly use these non-GAAP financial measures to eliminate the effect of restructuring and share-based compensation expenses, one-time non-recurring expenses, and acquisition-related expenses, which vary widely from company to company and impair comparability.

 We use these non-GAAP financial measures:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•	in communications with our board of directors, stockholders, analysts and investors concerning our financial performance.

Reconciliation to Adjusted EBITDA
The following is an unaudited reconciliation of adjusted EBITDA to net loss before non-controlling interest, the most directly comparable GAAP measure, for the periods presented (in thousands, except per share data):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2011	2010	2011	2010
Reconciliation to adjusted EBITDA:	(in thousands except per share amounts)
Net loss before non-controlling interest	$(25,125)	$(6,404)	$(41,048)	$(11,651)
Adjustments:
Foreign exchange losses	2,181	1,195	1,803	2,056
Non-cash share based compensation(1)	13,291	1,482	19,853	2,407
Non-recurring and acquisition-related expenses(2)	6,995	—	9,277	—
Loss (gain) from equity method investments(3)	(169)	—	1,289	—
Depreciation and amortization - acquisition related	797	280	1,592	556
Adjusted net loss	$(2,030)	$(3,447)	$(7,234)	$(6,632)
Loss (gain) from equity method investments - other	(151)	978	(644)	1,477
Depreciation and amortization - other	3,311	2,404	6,270	4,697
Income tax expense (benefit)	721	(228)	2,958	(440)
Interest expense, net	1,398	1,305	3,102	2,367
Other income	(162)	—	(86)	—
Adjusted EBITDA	$3,087	$1,012	$4,366	$1,469

Adjusted net loss per share - basic	$(0.04)	$(0.09)	$(0.14)	$(0.18)

Adjusted net loss per share - diluted	$(0.04)	$(0.09)	$(0.14)	$(0.18)

Basic shares	53,047	37,704	50,073	37,617

Diluted shares	53,047	37,704	50,073	37,617

(1)  Non-cash share based compensation for the six months ended June 30, 2011 includes $10.5 million related to the modification of performance based deferred share awards that occurred in March 2011. The three months ended June 30, 2011 includes $7.2 million that was recognized upon vesting and issuance of these shares. This is non-cash and there will be no related future expense related to these grants.
(2) Non-recurring and acquisition-related expenses in 2011 included primarily acquisition-related expenses incurred related to our previous acquisition of Mobclix, interest expense related to recognition of the remaining debt discount upon repayment of certain loan facilities, and interest expense related to an additional fee due to one of our lenders related to our IPO, offset by the reversal of a one-time tax liability accrual related to pre-IPO performance share awards that were released to employees in 2010.
(3) Loss from equity method investments represents deferral of our equity investments' net profits related to transactions with Velti.
Conference Call and Webcast Information
The Velti second quarter 2011 teleconference and webcast is scheduled to begin at 5:00 a.m., Pacific Time on Wednesday, August 10, 2011. To participate in the live call, analysts and investors should dial (877) 415-4117 or (708) 290-1138 (international), pass-code 79011096 at least ten minutes prior to the call. The call will also be simulcast on the Internet at http://investors.velti.com. A replay of the call will be available on the Events section of the investor website at www.velti.com for three months, and for one week at (800) 642-1687 or (706) 645-9291 (international), passcode 79011096.
Note to Financial Statements
The financial information in this announcement does not constitute statutory financial statements as defined in Article 102 of the Companies (Jersey) Law 1991. Copies of our annual report and financial statements will be available at our registered office: First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland or can be downloaded at the Company's website at www.velti.com.

Velti plc
Consolidated Statements of Operations
(in thousands, except per share amounts)
(unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2011	2010	2011	2010
Revenue:
Software as a service (SaaS) revenue	$27,550	$13,788	$50,829	$21,361
License and software revenue	4,077	5,540	6,868	10,421
Managed services revenue	2,731	2,601	6,211	6,378
Total revenue	34,358	21,929	63,908	38,160
Cost and expenses:
Third-party costs	10,717	9,059	21,350	13,083
Datacenter and direct project costs	5,140	1,467	8,091	2,800
General and administrative expenses	14,409	3,909	23,877	9,280
Sales and marketing expenses	11,586	6,263	19,579	10,952
Research and development expenses	3,563	1,701	6,393	2,983
Acquisition related charges	6,142	—	7,603	—
Depreciation and amortization	4,108	2,684	7,862	5,253
Total cost and expenses	55,665	25,083	94,755	44,351
Loss from operations	(21,307)	(3,154)	(30,847)	(6,191)
Interest expense, net	(1,398)	(1,305)	(4,881)	(2,367)
Loss from foreign currency transactions	(2,181)	(1,195)	(1,803)	(2,056)
Other income	162	—	86	—
Loss before income taxes, equity method investments and non-controlling interest	(24,724)	(5,654)	(37,445)	(10,614)
Income tax (expense) benefit	(721)	228	(2,958)	440
Income (loss) from equity method investments	320	(978)	(645)	(1,477)
Net loss	(25,125)	(6,404)	(41,048)	(11,651)
Net loss attributable to non-controlling interest	(49)	(17)	(100)	(41)
Net loss attributable to Velti	$(25,076)	$(6,387)	$(40,948)	$(11,610)
Net loss attributable to Velti per share:
Basic	$(0.47)	$(0.17)	$(0.82)	$(0.31)
Diluted	$(0.47)	$(0.17)	$(0.82)	$(0.31)
Weighted average number of shares outstanding for use in computing per share amounts:
Basic	53,047	37,704	50,073	37,617
Diluted	53,047	37,704	50,073	37,617

Velti plc
Condensed Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(unaudited)

	June 30,	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$159,440	$17,354
Trade receivables, net of allowance for doubtful accounts	31,886	39,114
Accrued contract receivables	34,140	33,588
Prepayments	20,597	9,533
Other receivables and current assets	62,873	28,307
Total current assets	308,936	127,896
Non-current assets:
Property and equipment, net	3,724	3,253
Intangible assets, net	53,465	45,650
Equity investments	2,538	2,328
Goodwill	18,673	18,451
Other assets	12,094	11,590
Total non-current assets	90,494	81,272
Total assets	$399,430	$209,168
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$18,832	$32,514
Accrued liabilities	17,717	27,515
Deferred revenue and current portion of deferred government grant	4,134	2,849
Current portion of acquisition related liabilities	18,559	8,529
Current portion of long-term debt and short-term financings (including related party debt of $0 and $500,000 as of June 30, 2011 and December 31, 2010, respectively)	21,527	50,430
Income tax liabilities	8,824	9,875
Total current liabilities	89,593	131,712
Non-current liabilities:
Long-term debt	436	19,685
Deferred government grant - non-current	4,793	4,335
Retirement benefit obligations	553	447
Acquisition related liabilities - non-current	—	10,915
Other non-current liabilities	8,092	5,805
Total liabilities	103,467	172,899
Commitments and contingencies
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized; 61,550,768 and 38,341,760 shares issued and outstanding as of June 30, 2011 and December 31, 2010, respectively	5,127	3,397
Additional paid-in capital	338,213	50,415
Accumulated deficit	(60,306)	(19,358)
Accumulated other comprehensive income	12,795	1,639
Total Velti shareholders' equity	295,829	36,093
Non-controlling interests	134	176
Total equity	295,963	36,269
Total liabilities and shareholders' equity	$399,430	$209,168

For further information, please contact:

The Blueshirt Group Mike Bishop mike@blueshirtgroup.com +1 (415) 217 4968	Velti plc Wilson W. Cheung Chief Financial Officer wcheung@velti.com
Paul W. Clausing Vice President, Finance pclausing@velti.com

About Velti

Velti is the leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. The Velti platform, called Velti mGage™, allows customers to use mobile and traditional media to reach targeted consumers, engage the consumer through the mobile Internet and applications, convert them into customers and continue to actively manage the relationship through the mobile channel. Velti is a publicly-held corporation based in Jersey, and trades on the NASDAQ Global Select Market under the symbol VELT. For more information, visit www.velti.com.

"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements including statements regarding expected growth, continued expansion as the leading global provider of integrated, comprehensive mobile marketing and advertising technology and the adoption of our SaaS platform. The achievement or success of the matters covered by such forward-looking statements involve risks, uncertainties and assumptions, and if any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the company's results could differ materially from the results expressed or implied by the forward-looking statements we make. These risks and uncertainties include - but are not limited to - risks associated with our ability to continue to expand as the leading global provider of integrated, comprehensive mobile marketing and advertising technology expand our customer base, achieve the benefits of our acquisitions, keep pace with technological and market developments and remain competitive against potential new entrants into our markets. Further information on these and other factors that could affect the Company's results is included in our Annual Report on Form 20-F filed with the Securities and Exchange Commission and in other filings we may make with the Securities and Exchange Commission from time to time.

Velti assumes no obligation and does not intend to update these forward-looking statements, except as required by law.